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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2001

                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X                 Form 40-F
                            --------                       --------

[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                            No     X
                            --------                       --------


[If "Yes" is marked, indicate below the file number  assigned to the registrant
in connection with Rule 12g3-2(b): 82-     N/A
                                       ------------


Description of document filed: AMVESCAP Acquires Pell Rudman & Co., Inc, from Old Mutual plc


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                          AMVESCAP PLC - PRESS RELEASE

          AMVESCAP Acquires Pell Rudman & Co., Inc. From Old Mutual plc


London, April 27, 2001 --- AMVESCAP today announced that it has signed a definitive agreement to acquire Pell Rudman & Co., Inc. from Old Mutual plc. Based in Boston, Pell Rudman provides asset management services to high net worth individuals, families, and foundations and endowments. The purchase will consist of a cash payment of $172 million and potential asset retention payments of up to $28 million over two years. The transaction is subject to regulatory approval and is expected to close in the third quarter of 2001.

"Pell Rudman, with over 20 years of excellent client service and investment performance, is an ideal cornerstone on which to build our Private Wealth Management Division," said Charles W. Brady, chairman and CEO of AMVESCAP. "This purchase achieves our strategic goal of establishing a strong foundation for future growth in this major segment of the asset management industry."

Pell Rudman, which began in 1980, currently provides comprehensive asset management and financial advisory services to more than 550 private clients from offices in Boston, Washington, D.C., Baltimore, Wilmington, Denver and Atlanta. With approximately $8 billion of funds under management as of March 31, 2001, the firm is recognized for its highly dedicated and skilled professionals who operate as an interdisciplinary team in managing wealth for individuals and families, and providing asset management services to foundations and endowments. The company provides investment services including investment management, asset allocation, trust services, custody and family office services. Upon completion of the purchase, the Pell Rudman team, leadership and name will remain in place and form the foundation of AMVESCAP's Private Wealth Management Division, which is headed by Donald J. Herrema.

"The combination of the investment resources of AMVESCAP with the experience of Pell Rudman instantly provides us with an outstanding competitive platform", said Herrema. " We

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can now expand our reach into this fast-growing segment of
the industry with a broad range of sophisticated investment services for high net worth individuals and families. "

"We welcome this opportunity to join AMVESCAP, a company that has been so successful in establishing leading positions in the institutional and retail investment management business," said Ed Rudman, chairman and CEO of Pell Rudman. "Our clients will immediately benefit from the significant resources and opportunities available from one of the few, truly global, independent investment managers in the world."

"The sale of Pell Rudman allows us to focus our U.S. asset management activities on our core strategies," said Eric Anstee, Chief Executive Financial Services, Old Mutual. "We wish Pell Rudman and AMVESCAP a successful relationship." Pell Rudman became a part of Old Mutual last year through Old Mutual's acquisition of Boston-based United Asset Management Corporation ("UAM").

De Guardiola Advisors acted as financial advisor to AMVESCAP in this transaction. Goldman Sachs served as the financial advisor to Old Mutual plc.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of products for individual and institutional clients in more than 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Old Mutual plc is an international financial services company based in London, with expanding operations in life assurance, asset management, banking and general insurance. Following demutualization in May 1999, the company is listed on the London Stock Exchange with the symbol "OML," and is also listed in South Africa, Namibia, Malawi and Zimbabwe. More information on Old Mutual is available at www.oldmutual.com.

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Contacts:
         Doug Kidd of AMVESCAP                       0207-454-3941 (London)
Or       Bill Hensel of AMVESCAP                     404-479-2886 (Atlanta)

         James Poole of Old Mutual plc               0207-569-0100 (London)
Or       Tucker Hewes for Old Mutual plc             212-207-9451 (New York)

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                                   SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                AMVESCAP PLC
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                                                (Registrant)

Date  27 April, 2001                     By /s/ MICHAEL S. PERMAN
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                                            Michael S. Perman
                                            Company Secretary